

16014086

TES
GE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
416

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-0162788~~ 8-30302

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SYCAMORE FINANCIAL GROUP, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2713 ROCKFORD LANE

(No. and Street)

KOKOMO, IN 46902

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK NEESE - 317-632-6000

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC - dba EDWARD OPPERMAN, CPA

(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET - LAFAYETTE, IN 47905

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CRAIG SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SYCAMORE FINANCIAL GROUP, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE.

Signature

PRESIDENT

Title

Notary Public

2-28-2024 Expires

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SYCAMORE FINANICAL GROUP, INC

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2015


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

SYCAMORE FINANCIAL GROUP

TABLE OF CONTENTS


CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Sycamore Financial Group, Inc.
Kokomo, Indiana

We have audited the accompanying statement of financial condition of Sycamore Financial Group (an Indiana corporation), as of December 31, 2015 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Sycamore Financial Group's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sycamore Financial Group as of December 31, 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Requirements – Schedule I has been subjected to audit procedures performed in conjunction with the audit of Sycamore Financial Group's financial statements. The supplemental information is the responsibility of Sycamore Financial Group's management. Our audit procedures including determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Requirements – Schedule I is fairly stated, in all material respects, in relation to the financial statements taken as a whole.



SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2016

SYCAMORE FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2015

ASSETS

ASSETS		
Cash and cash equivalents	$	128,678
Investment securities		615,129
Accounts receivable		799,899
Office furniture, fixtures and equipment, net		2,335
TOTAL ASSETS		1,546,041

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses		51,882
TOTAL LIABILITIES		51,882
STOCKHOLDERS' EQUITY		
Common stock (Authorized 10,000 shares; issued and outstanding: 4,392 shares		43,897
Additional paid In capital		27,300
Treasury stock (790 shares)		(22,257)
Retained earnings		1,445,219
TOTAL STOCKHOLDERS' EQUITY		1,494,159
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,546,041

SYCAMORE FINANCIAL GROUP, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUE	
Commissions, marks and fees	$ 3,526,474
Rental Income	31,696
Investment income	17,119
TOTAL REVENUE	3,575,289
EXPENSES	
Employee compensation, commissions and benefits	1,386,555
Rent - Occupancy	73,320
Depreciation and amortization	15,690
Promotional expense	22,141
Property taxes	11,534
Other operating expenses	316,155
TOTAL EXPENSES	1,825,395
NET INCOME	$ 1,749,894
Earning per share of common stock	$ 398.43

SYCAMORE FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional Paid In Capital	Treasury Stock	Retained Earnings	Total
BALANCE AT BEGINNING OF YEAR	$ 43,897	$ 27,300	$ (22,257)	$ 1,295,305	$ 1,344,245
Additional Paid In Capital	-	-	-	-	-
Stock Issue	-	-	-	-	-
Distributions	-	-	-	(1,599,980)	(1,599,980)
Net Income	-	-	-	1,749,894	1,749,894
BALANCE AT END OF YEAR	$ 43,897	$ 27,300	$ (22,257)	$ 1,445,219	$ 1,494,159

SYCAMORE FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 1,749,894
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	15,690
Unrealized gain on investment securities	(5,204)
(Increase) decrease in operating assets:	
Receivables	(30,372)
Increase (decrease) in operating liabilities:	
Accounts payable	(33,775)
Accrued expenses	(7,066)
Net Cash Provided by Operating Activities	1,689,167
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of office furniture, fixtures and equipment	(11,693)
Sale of investments, net	51,184
Net Cash Provided by Investing Activities	39,491
CASH FLOWS FROM FINANCING ACTIVITIES	
Stockholder distributions	(1,599,980)
Net Cash (Used in) Financing Activities	(1,599,980)
NET INCREASE IN CASH AND CASH EQUIVALENTS	128,678
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	-
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 128,678
SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES	
Cash Paid During the Year for: Interest	$ -

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Sycamore Financial Group, Inc. (the Firm) was formed in 1983 as a corporation in the state of Indiana, located in Kokomo, Indiana. The Firm is a securities brokerage firm. Currently the Firm does not self-carry any securities accounts except through their correspondent, Southwest Securities Corporation. The Firm also deals directly with certain firms for mutual funds, unit trusts, gold and silver. The Firm maintains no physical securities, client cash or margin accounts.

   The Firm has a branch office in Anderson, Indiana which runs all its transactions through the Kokomo office.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2015.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Accounts Receivable—Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

e. Property, Plant, Equipment and Depreciation—Property and equipment directly owned by the Firm are carried at cost, less accumulated depreciation using accelerated methods of depreciation. Depreciation expense amounted to $15,690 for the year ended December 31, 2015. When property or equipment are sold or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in operations. Expenditures for maintenance and repairs are expensed when incurred. Expenditures that result in the enhancement of the value of the properties involved are treated as additions to plant and equipment.

f. Advertising—The Firm's advertising costs are expensed as incurred. There was no advertising expense during 2015.

NOTE 2: INVESTMENT SECURITIES

At December 31, 2015 investment securities are stated at current market value. The current year increase or decrease in market value is included in income.

NOTE 3: RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers at the Anderson Branch and registered representatives at the Kokomo office. At December 31, 2015 receivables were $799,899 and payables were $0.

NOTE 4: INCOME TAX EXPENSE

The Firm has elected to be treated as an S Corporation for tax purposes, as of January 1, 2015. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Firm's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Accounting principles generally accepted in the United States of American require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the year ended December 31, 2015.

The Firm's federal and state income tax returns for 2012 through 2015 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due dates.

NOTE 5: LEASES

The Firm leases office space located at 2713 Rockford Lane in Kokomo, Indiana from the shareholder of the Firm under an operating lease which expires on January 1, 2009. The rental rate per square foot of space is at market value for the geographic area. The lease contains a provision for annual renewals with the same terms and conditions except for the rental rate. Future renewals rates will reflect changes in the CPI or will be based on mutually agreed upon amounts. The Company paid $66,000 in rent for the year ended December 31, 2015.

The Firm subleases part of the space to other professionals on a year-to-year basis. Both the rental payments made and sublease rental payments received are shown separately. The Firm received rental income from the sub-lease of $31,696 for the year ended December 31, 2015.

The Firm leases office space located at 800 Main Street in Anderson, Indiana. The rental rate per square foot of space is at market value for the geographic area. Rent expense was $7,320 on this lease for the year ended December 31, 2015.

NOTE 6: SELF-INSURED

During 2003 the Firm made the decision to self-insure and did not renew its insurance policy for errors and omissions. Representation has been made by management that they are not aware on any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with Statement of Financial Accounting Standards No. 5.

NOTE 7: BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Firm has issued no dilutive potential common shares.

NOTE 8: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission's (Commission) uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Firm had net capital of $1,396,751, which was $1,346,751 in excess of its required net capital of $50,000. At December 31, 2015, the Firm's net capital ratio was 3.71%. The Firm's Net Capital that was greater than 10% of aggregate indebtedness ($3,461) or 120% of minimum net capital requirements ($60,000) was $1,336,751 for the year ended December 31, 2015.

SYCAMORE FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL REQUIREMENTS

AS OF DECEMBER 31, 2015

SCHEDULE I

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	1,494,159
nonallowable assets from Statement of Financial Condition		2,335
Total Ownership Equity Qualified for Net Capital		1,491,824
Haircuts on securities		95,073
Net Capital after haircuts on securities positions		1,396,751
Aggregate indebtedness		51,882
Net Capital required based on aggregate indebtedness (6-2/3%)		3,461

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum dollar net capital requirement of reporting broker dealer		50,000
Excess net capital		1,346,751

COMPUTATION OF AGGREGATE INDEBTDNESS

(a) - 10% of total aggregate indebtedness		5,188
(b) - 120% of minimum net capital requirements		60,000
Net Capital less the greater of (a) or (b)	$	1,336,751
Percentage of Aggregate Indebtedness to Net Capital		3.71%

At December 31, 2015, there were no material difference between audited net capital, above, and net capital as reported in the Firm's Part II (unaudited FOCUS report. As a result, no reconciliation has been presented.

The Firm claims exemption under section (k) (2) (ii), All customer transactions cleared through another broker dealer on a fully disclosed basis. As a result schedule II, III and IV, required under rule 15c3-3 of the Securities and Exchange Commission, has not been presented.


CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Board of Directors
Sycamore Financial Group, Inc.
Kokomo, Indiana

In planning and performing our audit of the financial statements of Sycamore Financial Group, Inc. as of and for the year ended December 31 ,2015, in accordance with auditing standards generally accepted in the United States of America, we considered Sycamore Financial Group, Inc.'s Internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Sycamore Financial Group, Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of Sycamore Financial Group, Inc.'s internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Sycamore Financial Group, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the provisions of Rule 15c3-3. Because Sycamore Financial Group, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Sycamore Financial Group, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(CONTINUED)

(CONTINUED)

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Sycamore Financial Group, Inc.'s practices and procedures, as described in the second paragraph of this report, were adequate at February 25, 2016, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2016

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

The Board of Directors
Sycamore Financial Group, Inc.
Kokomo, Indiana

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the December 31, 2015 Part IIA filing.

Conclusion: There were no material differences between the audited and unaudited net capital computation.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2016

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors
Sycamore Financial Group, Inc.
Kokomo, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2015 to December 31, 2015, which were agreed to by Sycamore Financial Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Sycamore Financial Group, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Sycamore Financial Group, Inc.'s management is responsible for Sycamore Financial Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

- Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;
- Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2015 less revenues reported on the FOCUS reports for the period from January 1, 2015 to March 31, 2015, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2015 to December 31, 2015 noting no material differences;
- Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting the only difference was the accrual adjustment of receivables;
- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting the difference was the accrual adjustment of receivables; and
- Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2016